GENESIS ENERGY, L.P.

919 MILAM, SUITE 2100

HOUSTON, TEXAS 77002

October 11, 2017

VIA EDGAR

H. Roger Schwall

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Genesis Energy, L.P. and Genesis Energy Finance Corporation
Registration Statement on Form S-3/A
File No. 333-219710
Filed: October 5, 2017

Dear Mr. Schwall:

Genesis Energy, L.P., a Delaware limited partnership (the “Company”), and Genesis Energy Finance Corporation, a Delaware corporation (together with the Company, the “Issuers”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully request the effective date for the above-captioned Registration Statement on Form S-3/A be accelerated to October 12, 2017 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

If you have any questions, or require any additional information, please do not hesitate to call me at (713) 860-2516 or J. Vincent Kendrick at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5839.

[Signature page follows.]

U.S. Securities and Exchange Commission

Division of Corporation Finance

Signature Page

Very truly yours,

Genesis Energy, L.P.

By:	Genesis Energy, LLC,
its general partner

By:	/s/ Robert V. Deere
Robert V. Deere
Chief Financial Officer

Genesis Energy Finance Corporation

By:	/s/ Robert V. Deere
Robert V. Deere
Chief Financial Officer

cc:	J. Vincent Kendrick, Akin Gump Strauss Hauer & Feld LLP

Signature Page to

Acceleration Request Letter